                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                             -------------------------

                                  SCHEDULE 14D-1/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 3)
                              -------------------------

                        DAMSON/BIRTCHER REALTY INCOME FUND II
                          A PENNSYLVANIA LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                                 GRAPE INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                             ARLEN CAPITAL ADVISORS, LLC
                                       (BIDDER)



                            LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)


                                         None
                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                             Arlen Capital Advisors, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                              -------------------------


AMENDMENT NO. 3 TO SCHEDULE 14D-1
This Amendment No. 3 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on April 21, 1998 (the "Schedule 14D-1") by Grape Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 5,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund II, a Pennsylvania Limited Partnership (the "Partnership"), for a purchase price of $2,350 for each .01 percent interest, upon the terms and conditions set forth in the Offer to Purchase dated April 21, 1998, as amended by Amendment No. 1, dated May 29, 1998 and Amendment No. 2, date June 8, 1998 (collectively, the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


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ITEM 1.   SECURITY AND SUBJECT COMPANY

     Items 1(a) and 1(b) are hereby supplemented and amended to include the information set forth in the "Introduction" of the Supplement to the Offer to Purchase, a copy of which is attached as Exhibit (a)(6) (the "Supplement") is hereby supplemented and amended to include the information set forth on page 1 of the Supplement, which information is incorporated herein by reference.

     Item 1(b) is further supplemented and amended to include the information set forth in Section 7 ("Purpose and Effect of the Offer") of the Supplement, which information is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

     Items 2(a)-(d) and 2(g) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), and Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     Item 3(b) is hereby supplemented and amended to include the information set forth in Section 9 ("Past Contacts and Negotiations with General Partner") of the Supplement, which information is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 (a) is hereby supplemented and amended to include the information set forth in Section 12 ("Source and Amount of Funds") of the Supplement, which information is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     Items 5(a)-(g) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 8 ("Future Plans") of the Supplement, which information is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 6(a)-(b) are hereby supplemented and amended to include the information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Supplement, which information is incorporated herein by reference.

ITEM 8.   PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

     Item 8 is hereby supplemented and amended to include the information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Supplement, which information is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     Items 10(b)-(c) are hereby supplemented and amended to include the information set forth in the "Introduction," Section 7 ("Purpose and Effect of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Supplement, which information is incorporated herein by reference.

     Item 10(f) is hereby supplemented and amended as follows: the information set forth in the Supplement which is attached hereto as Exhibit (a) (6) is incorporated in its entirety herein by reference.


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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

     (a)(6)    Supplement to Offer to Purchase dated June 19, 1998.
     (a)(7)    Cover Letter, dated June 19, 1998 from Purchaser to Limited
               Partners.




                                     SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 19, 1998            GRAPE INVESTORS, LLC

                                   By:  Arlen Capital Advisors, LLC
                                             its Manager


                                   By:  /s/ DON AUGUSTINE
                                        -----------------------------------
                                        Don Augustine, Manager


                                   ARLEN CAPITAL ADVISORS, LLC



                                   By:  /s/ DON AUGUSTINE
                                        -----------------------------------
                                        Don Augustine, Manager


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